Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106

November 15, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Remark Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-268224

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to November 17, 2022 at 4:00 p.m., New York time, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Robert H. Friedman of Olshan Frome Wolosky LLP, counsel to the Registrant, at (212) 451-2220 and that such effectiveness also be confirmed in writing.

Very truly yours,

Remark Holdings, Inc.

REMARK HOLDINGS, INC., as Borrower
By:	/s/ Kai-Shing Tao
Kai-Shing Tao
Chief Executive Officer